EXHIBIT 15.1

Board of Directors
Eckerd Corporation:


RE: Registration Statement on Form S-3 (No. 33-50223)

With respect to the subject registration statement, we acknowledge our awareness of the use therein of our report dated December 14, 1998, related to our review of interim financial information, which report was included in the Form 10-Q of Eckerd Corporation and subsidiaries (a wholly-owned subsidiary of J.C. Penney Company, Inc.) for the thirteen and thirty-nine weeks ended October 31, 1998.

Pursuant to Rule 436(c) under the Securities Act of 1933,such report is not considered a part of a registration statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.



/s/ KPMG PEAT MARWICK LLP

Tampa, Florida
December 14, 1998